As filed with the Securities and Exchange Commission on April 20, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
COMM BANCORP, INC.

(Name of Subject Company)
COMM BANCORP, INC. — Issuer and Offeror

(Name of Filing Persons — Offeror (identifying status as offeror, issuer or other person))
COMMON STOCK, PAR VALUE $0.33 PER SHARE

(Title of Class of Securities)
200468106

(CUSIP Number of Class of Securities)
William F. Farber, Sr.
Chairman, President and Chief Executive Officer
Comm Bancorp, Inc.
125 North State Street
Clarks Summit, PA 18411
(570) 586-0377

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Bidder)
Copies to:
John B. Lampi, Esquire
Suzanne C. Hixenbaugh, Esquire
Saidis, Flower & Lindsay
26 West High Street
Carlisle, PA 17013
(717) 243-6222

March 19, 2007
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*: $7,645,560	AMOUNT OF FILING FEE: $234.72

*	Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. The amount of the filing fee equals $30.70 per $1 million of the transaction value. This calculation assumes the maximum purchase of 147,030 shares of Common Stock, par value $0.33 per share, (includes 37,030 shares or two percent of the outstanding shares pursuant to Rule 13e-4(f)(ii)) at the maximum tender offer price of $52 per share in cash.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$234.72.	Filing Party:	Comm Bancorp, Inc.
Form or Registration No.:	Schedule TO.	Date Filed:	March 19, 2007.
☐ Check the box is the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☑

SCHEDULE TO
This Amendment No. 4 to the Schedule TO (this “Amendment”) further amends and supplements the Schedule TO, originally filed with the Securities and Exchange Commission on March 19, 2007, by Comm Bancorp, Inc. in connection with its offer to purchase for cash up to 110,000 shares of its common stock, par value $0.33 per share, at a purchase price not greater than $52 nor less than $46 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 19, 2007, as amended and supplemented on April 12, 2007 and April 16, 2007, and in the related Letter of Transmittal (which together with all supplements and amendments thereto collectively constitute the “Offer”).
The information in the Offer, as amended and supplemented, including all schedules and exhibits thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by referenced into this Amendment, except that such information is hereby amended and supplemented to the extend specifically provided in this Amendment.
Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
On April 20, 2007, Comm Bancorp, Inc. issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time, on April 13, 2007. A copy of the press release is filed as Exhibit (a)(13) to this Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
(a)(13) Press Release, dated April 20, 2007, announcing final results of the Offer.
SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 20, 2007

COMM BANCORP, INC.
By:	/s/ William F. Farber, Sr.
William F. Farber, Sr.
Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Offer to Purchase, dated March 19, 2007
(a)(2)*	Letter of Transmittal.
(a)(3)*	Notice of Guaranteed Delivery.
(a)(4)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)*	Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
(a)(6)*	Letter to Stockholders of Bancorp, dated March 19, 2007, from William F. Farber, Sr., Chairman, President and Chief Executive Officer of Bancorp.
(a)(7)*	Letter to Participants in the Community Bank and Trust Company Profit Sharing Plan, dated March 19, 2007.
(a)(8)*	Text of Press Release issued by Bancorp, dated March 2, 2007, relating to the 2007 first quarter cash dividend.
(a)(9)*	Form of newspaper summary notice.
(a)(10)*	Text of Press Release issued by Bancorp, dated March 19, 2007, relating to this issuer tender offer.
(a)(11)**	Newspaper Correction Notice to be published March 20, 2007 describing the correct expiration date as April 13, 2007 unless the Offer is extended.
(a)(12)***	Text of Press Release issued by Bancorp dated April 16, 2007, announcing preliminary results of the Offer.
(a)(13)****	Text of Press Release issued by Bancorp dated April 20, 2007, announcing the final results of the Offer
(c)(1)*	Fairness Opinion of Danielson Capital, LLC, dated March 2, 2007, incorporated by reference to Exhibit (a)(1) at Exhibit I thereto.
99.1*	Consent of Kronick Kalada Berdy and Company, PC, Certified Public Accountants
99.2*	Consent of bmc™, Certified Public Accountants and Consultants

*	Previously filed with the Schedule TO on March 19, 2007

**	Previously filed with Amendment No. 1 to Schedule TO on March 19, 2007

***	Previously filed with Amendment No. 3 to Schedule TO on April 16, 2007.

****	Filed herewith